FORM 51-102F3
MATERIAL CHANGE REPORT

1.

Name and Address of Company

Birch Mountain Resources Ltd. (the "Corporation")
Suite 300
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7

2.

Date of Material Change

December 21, 2007.

3.

News Release

A news release was issued by the Corporation on December 24, 2007 through the facilities of Canada Newswire.

4.

Summary of Material Change

The Corporation has completed a private placement of a convertible senior secured debenture for $31.5 million.

5.

5.1

Full Description of Material Change

Please refer to the news release of the Corporation dated December 24, 2007 which is attached to this report as Schedule "A".

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer:

The name and business number of the executive officer of the Corporation who is knowledgeable about the contents of this Material Change and this report is:

Douglas Rowe, Chief Executive Officer                       (403) 262-1838

9.

Date of Report

December 27, 2007.

SCHEDULE "A"

NEWS RELEASE

BIRCH MOUNTAIN CLOSES $31.5 MILLION FINANCING

CALGARY, December 24, 2007 – Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD: TSX and AMEX) has issued a $31.5 million principal amount floating rate convertible senior secured debenture (the "Convertible Debenture") to Tricap Partners Ltd. ("Tricap") in connection with refinancing of the existing credit facility extended to the Company by an affiliate lender of Tricap. Joel Jarding, Birch Mountain's President & COO states, "Tricap has acquired the Convertible Debenture as an investment in Birch Mountain and we welcome their proven industry and financial expertise in value creation."

The Convertible Debenture has a maturity date of June 30, 2012 and bears an interest rate of prime rate plus 4.0%, calculated daily and compounded and payable monthly. The initial principal amount of the Convertible Debenture is convertible, at the election of Tricap, in whole or in part, into common shares of the Company ("Common Shares"), at an exercise price equal to the lower of (i) $0.80 per common share and, (ii) the then current market price, subject to certain anti-dilution adjustments. Prior to December 31, 2008, the Convertible Debenture is convertible only in the event of a change of control of Birch Mountain or an event of default.

In addition, until approval by a majority of shareholders of Birch Mountain is obtained (which the Company has agreed to use commercially reasonable efforts to seek no later than June 11, 2008), Tricap may only convert such portion of the Convertible Debenture that would not result in Tricap holding more than 20% of the then outstanding Common Shares, except upon the occurrence of a change of control event, whereby Tricap may exercise the conversion right in full. Interest amounts owing on the Convertible Debenture may also be converted into Common Shares at the election of Tricap.

The proceeds of the financing have been used to repay and replace the existing senior secured bridge facility provided by Brookfield Bridge Lending Fund Inc. to Birch Mountain and the expanded debt will be used to facilitate ongoing value development.

The strategic review initiated by the Board of Directors in September 2007 is ongoing as the Company continues with its operational growth and development of the Muskeg Valley Quarry and Hammerstone Project.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Convertible Debenture or Common Shares within the United States. The Convertible Debenture or Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, the Convertible Debenture or the Common Shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities law or an exemption from such registration is available.

About Tricap Partners Ltd.

Tricap Partners Ltd. was established by Brookfield Asset Management to provide long term patient capital to companies with potential for value creation and need to recapitalize. With strong industry and financial management expertise, Tricap is well positioned to assist these companies in reaching their full potential.

COMPANY CONTACT: Birch Mountain Resources Ltd., Tel. (403) 262-1838, Fax (403) 263-9888, website: www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Certain amounts in the financial statements are based on estimates using the best currently available information and assumptions of management. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.